UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2020

SPRING BANK PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37718	52-2386345
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

35 Parkwood Drive, Suite 210 Hopkinton, MA 01748
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (508) 473-5993

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Trading Symbol(s))	(Name of each exchange on which registered)
Common Stock, $0.0001 par value	SBPH	The Nasdaq Stock Market (Nasdaq Capital Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01. Entry into a Material Definitive Agreement.

Exchange Agreement

On July 29, 2020, Spring Bank Pharmaceuticals, Inc. (“Spring Bank”) entered into a share exchange agreement (the “Exchange Agreement”) with F-star Therapeutics Limited, a private company registered in England and Wales (“F-star”), and the holders of issued shares in the capital of F-star and the holders of convertible notes of F-star each as set forth therein (each a “Seller”, and collectively with holders of F-star securities who subsequently become parties to the Exchange Agreement, the “Sellers”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Exchange Agreement, Spring Bank will acquire the entire issued share capital of F-star (including all shares issuable in connection with the Note Conversion and the Pre-Closing Financing or converted pursuant to the Share Conversion (in each case, as defined below)) with F-star Therapeutics, Inc. to continue as the combined organization (the “Exchange”). The Exchange is intended to constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

At the closing of the Exchange (the “Closing”), each ordinary share of F-star will be sold to Spring Bank in exchange for a number of shares of Spring Bank common stock, $0.0001 par value per share, based on the exchange ratio formula in the Exchange Agreement (the “Exchange Ratio”), rounded to the nearest whole share of Spring Bank common stock after aggregating all fractional shares issuable to each Seller. All issued and outstanding F-star stock options granted under three legacy equity incentive plans will become exercisable in full immediately prior to the Closing. All holders of stock options and restricted stock units granted by F-star under the F-star 2019 Equity Incentive Plan will be entitled to exchange those options and restricted stock unit awards for options and awards on the same terms (including vesting) for Spring Bank common stock, based on the Exchange Ratio. The articles of association of F-star have been amended to ensure that any F-star shares issued at any time after the execution and delivery of the Exchange Agreement will be acquired on the terms set forth in the Exchange Agreement. All unvested issued and outstanding Spring Bank options and restricted stock units will be accelerated and vested in full immediately prior to the Closing and, following such acceleration, each option that has an exercise price greater than the then current trading price for shares of Spring Bank common stock will expire on the date of the Closing, to the extent not exercised prior to the Closing. The Exchange Ratio may be adjusted to the extent that (i) Spring Bank’s expected net cash as of Closing is less than $15.0 million or greater than $17.0 million, (ii) F-star does not raise at least $25.0 million in the Pre-Closing Financing (as defined below), and (iii) to account for the actual proceeds raised in the Pre-Closing Financing. Should the Closing occur after September 30, 2020, the $15.0 million and $17.0 million thresholds will each be reduced by $250,000 on October 30, 2020 and on the last day of each 30-day period thereafter until the Closing occurs. These and other adjustments to the Exchange Ratio are described further in the Exchange Agreement. Immediately following the Closing and assuming an Exchange Ratio of 0.5338 (which assumes both that Spring Bank’s valuation will not be adjusted as a result of the expected net cash at Closing and that F-star raises $25.0 million in the Pre-Closing Financing), the holders of F-star’s share capital (including all F-star shares issued in connection with the Note Conversion, the F-star Share Conversion and Pre‑Closing Financing) are expected to own approximately 61.2% of the outstanding capital stock of Spring Bank. The Exchange Ratio will be adjusted to give effect to the Reverse Stock Split described below.

For purposes of calculating Spring Bank’s net cash, Spring Bank will be entitled to include the net cash proceeds from certain transactions involving its STING antagonist program and its legacy assets occurring prior to Closing. In the event that Spring Bank’s anticipated net cash at closing would exceed the sum of $17.8 million plus the Additional Commitments (as defined below), Spring Bank will dividend out such excess net cash to its stockholders of record as of immediately prior to the Closing.

In connection with the Exchange, Spring Bank will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement / prospectus, and will seek the approval of Spring Bank’s stockholders with respect to certain actions, including, but not limited to, the following (collectively, the “Spring Bank Stockholder Matters”):

•

the issuance of Spring Bank common stock to the holders of F-star share capital pursuant to the Exchange (the “Exchange Issuance”) and the change of control of Spring Bank resulting from the Exchange pursuant to pertinent Nasdaq rules; and

•

the amendment of Spring Bank’s certificate of incorporation to effect a reverse split of all outstanding shares of the Spring Bank common stock at a reverse stock split ratio as mutually agreed to by Spring Bank and F-star (the “Reverse Stock Split”) and to change Spring Bank’s name to F-star Therapeutics, Inc. upon the closing of the Exchange.

Completion of the Exchange is subject to completion of the Pre-Closing Financing in an amount equal to the amounts committed to as of 11:59 p.m., Eastern time, on the 10th day prior to the scheduled date of the Company stockholders meeting to approve the Spring Bank Stockholder Matters (the “Measurement Time”) and various customary closing conditions, including, among other things, approval from Spring Bank stockholders of the Spring Bank Stockholder Matters. The Exchange Agreement contains certain termination rights for both Spring Bank and F-star, and further provides that upon termination of the Exchange Agreement under specified circumstances, the terminating party may be required to pay the other party a termination fee of $2 million. In addition, under certain conditions, Spring Bank may be required to reimburse F-star for up to $750,000 of F-star’s expenses.

Following the Closing, it is expected that the board of directors of the combined organization will consist of eight members, three of whom will be current directors of Spring Bank and five of whom will be designated by F-star. Following the Closing, the Company will change its name to F-star Therapeutics, Inc. and it is expected that shares of common stock of the combined organization will be listed on the Nasdaq Capital Market under the symbol FSTX.

The Exchange Agreement contains customary representations, warranties and covenants of Spring Bank and F-star, including, among others, covenants that require each of Spring Bank and F-star to (i) conduct its business in the ordinary course during the period between the execution of the Exchange Agreement and the Closing or earlier termination of the Exchange Agreement, subject to certain exceptions, and (ii) not engage in certain kinds of transactions during such period (without the prior written consent of the other). Subject to certain terms and conditions, the Spring Bank board of directors will recommend the approval of the Spring Bank Stockholder Matters. Each of Spring Bank and F-star have agreed not to (i) solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions.

Note Conversion

F-star’s issued share capital consists of ordinary shares, Seed Preference Shares and Series A Preference Shares. Immediately prior to the Closing, the Seed Preference Shares and Series A Preference Shares will be converted into F-star ordinary shares (the “F-star Share Conversion”). Additionally, pursuant to the terms of the Exchange Agreement and immediately prior to the Closing, all issued and outstanding F-star convertible loan notes will convert into F-Star ordinary shares (the “Note Conversion”).

Pre-Closing Financing

Concurrently with the execution of the Exchange Agreement, certain existing investors of F-star, pursuant to binding equity commitment letters by and between each investor and F-star, agreed to subscribe in a private placement of ordinary shares of F-star as of immediately prior to the closing of the Exchange. Such commitments, together with any additional commitments received prior to the Measurement Time (“Additional Commitments”), are referred to collectively herein as the “Pre-Closing Financing”.

Contingent Value Rights Agreements

At the Closing, Spring Bank, F-star, a representative of the Spring Bank stockholders prior to the Closing, and Computershare Trust Company N.A., as the Rights Agent, will enter into a STING Agonist Contingent Value Rights Agreement (the “STING Agonist CVR Agreement”). Pursuant to the Exchange Agreement and the STING Agonist CVR Agreement, each share of Spring Bank common stock held by Spring Bank stockholders as of a record date immediately prior to the Closing will receive a dividend of one contingent value right (“STING Agonist CVR”) entitling such holders to receive, in connection with certain transactions involving Spring Bank’s proprietary STimulator of INterferon Genes (STING) agonist compound designated as SB 11285 occurring on or prior to the STING Agonist CVR Expiration Date (as defined below) that result in aggregate Net Proceeds (as defined in the STING Agonist CVR Agreement) at least equal to the Target Payment Amount (as defined below): an aggregate amount equal to the greater of (i) 25% of the Net Proceeds received from all CVR Transactions (as defined in the STING Agonist CVR Agreement) and (ii) an aggregate amount equal to the product of $1.00 and the total number of shares of Spring Bank common stock outstanding as of such record date (not to exceed an aggregate amount of $18.0 million) (the “Target Payment Amount”).

The CVR payment obligations expire on the later of 18 months following the Closing or the one-year anniversary of the date of the final database lock of the Company’s current STING Trial (as defined in the STING Agonist CVR Agreement) (the “STING Agonist CVR Expiration Date”). The STING Agonist CVRs will not be transferable, except in certain limited circumstances, will not be certificated or evidenced by any instrument, will not accrue interest and will not be registered with the SEC or listed for trading on any exchange. Until the STING Agonist CVR Expiration Date, subject to certain exceptions, F-star will be required to use commercially reasonable efforts to (a) complete the STING Trial and (b) pursue CVR Transactions. Unless terminated earlier in accordance with its terms, the STING Agonist CVR Agreement will be effective upon the Closing and will continue in effect until the payment of all CVR payment amounts payable pursuant to its terms.

At the Closing, Spring Bank, F-star, a representative of the Spring Bank stockholders prior to the Closing, and Computershare Trust Company N.A., as the Rights Agent, will also enter into a STING Antagonist Contingent Value Rights Agreement (the “STING Antagonist CVR Agreement” and, together with the STING Agonist CVR Agreement, the “CVR Agreements”). Pursuant to the Exchange Agreement and the STING Antagonist CVR Agreement, each share of Spring Bank common stock held by Spring Bank stockholders as of a record date immediately prior to the Closing will receive a dividend of one contingent value right (“STING Antagonist CVR” and, together with the STING Agonist CVR, the “CVRs”) entitling such holders to receive, in connection with the execution of a potential development agreement (the “Approved Development Agreement”) and certain other transactions involving Spring Bank’s proprietary STING antagonist compound occurring on or prior to the STING Antagonist CVR Expiration Date (as defined below) equal to: 80% of all Net Proceeds (as defined in the STING Antagonist CVR Agreement) received by the Company after the Closing pursuant to (i) the Approved Development Agreement, if any, and (ii) all CVR Transactions (as defined in the STING Antagonist CVR Agreement) entered into prior to the STING Antagonist CVR Expiration Date (as defined below).

The CVR payment obligations expire on the seventh anniversary of the Closing (the “STING Antagonist CVR Expiration Date”). The STING Antagonist CVRs will not be transferable, except in certain limited circumstances, will not be certificated or evidenced by any instrument, will not accrue interest and will not be registered with the SEC or listed for trading on any exchange. Until the STING Antagonist CVR Expiration Date, subject to certain exceptions, F-star will be required to use commercially reasonable efforts to (a) consummate the Approved Development Agreement to the extent not entered into prior to Closing, (b) to perform the terms of the Approved Development Agreement and (c) pursue CVR Transactions. Unless terminated earlier in accordance with its terms, the STING Antagonist CVR Agreement will be effective upon the Closing and will continue in effect until the payment of all CVR payment amounts payable pursuant to its terms.

Voting Agreements / Lock-up Agreements

Concurrently with the execution of the Exchange Agreement, each of the officers and directors of Spring Bank holding, in the aggregate, approximately 7.7% of the outstanding Spring Bank common stock have entered into voting agreements with F-star (the “Voting Agreements”). The Voting Agreements provide, among other things, that the parties to the Voting Agreement will vote all of the shares of Spring Bank common stock held by them in favor of the Spring Bank Stockholder Matters. Concurrently with the execution of the Exchange Agreement, certain officers and directors of Spring Bank and F-star and certain shareholders of F-star entered into lock-up agreements (the “Lock-up Agreements”), pursuant to which they accepted certain restrictions on transfers of any shares of Spring Bank’s common stock for the 180-day period following the Closing, other than the shares of Spring Bank’s common stock received in exchange for ordinary shares of F-star subscribed for in the Pre-Closing Financing and pursuant to certain other limited exceptions.

General

The foregoing summary descriptions of the Exchange Agreement, CVR Agreements, Lock-up Agreements and Voting Agreements do not purport to be complete and are subject to and qualified in their entirety by reference to the Exchange Agreement, Forms of the CVR Agreements, Forms of Lock-up Agreements and Form of Voting Agreement, copies of which are attached hereto as Exhibit 2.1, 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, and the terms of which are incorporated herein by reference.

The Exchange Agreement, the Forms of CVR Agreements, Forms of Lock-up Agreements and Form of Voting Agreement (collectively, the “Agreements”) have been included as exhibits to this Current Report on Form 8-K to provide investors and security holders with information regarding their respective terms. They are not intended to provide any other financial information about the respective parties thereto or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Agreements were made only for purposes of those agreements and as of specific dates; were solely for the benefit of the parties thereto; may be subject to limitations agreed upon by such parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the parties to the Agreements or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreements, which subsequent information may or may not be fully reflected in public disclosures by the parties thereto.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning Spring Bank, F-star, the proposed Exchange, the CVR Agreement and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Spring Bank or F-star as well as assumptions made by, and information currently available to, management of Spring Bank and F-star. Statements that are not historical facts are forward-looking statements. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed Exchange are not satisfied, including the failure to obtain stockholder approval for the proposed Exchange Issuance in a timely manner or at all; uncertainties as to the timing of the completion of the proposed Exchange; the ability of each of Spring Bank and F-star to complete the Exchange and other transactions contemplated by the Exchange Agreement; the risk that, as a result of adjustments to the Exchange Ratio, Spring Bank stockholders or F-star shareholders could own more or less of the combined organization than is currently anticipated; the risk that the conditions to payment under the CVRs will be not be met and that the CVRs may otherwise never deliver any value to Spring Bank stockholders; and risks associated with the possible failure to realize certain anticipated benefits of the proposed Exchange, including with respect to future financial and operating results. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Spring Bank’s most recent Annual Report on Form 10-K, Quarterly Reports on

Form 10-Q and Current Reports on Form 8-K filed with the SEC. Spring Bank can give no assurance that the conditions to the Exchange will be satisfied. Except as required by applicable law, Spring Bank undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information Will be Filed with the SEC

In connection with the proposed Exchange, Spring Bank intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus/information statement. INVESTORS AND STOCKHOLDERS OF SPRING BANK ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SPRING BANK, F-STAR, THE EXCHANGE AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Spring Bank with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Spring Bank with the SEC by contacting Spring Bank by mail at Spring Bank Pharmaceuticals, Inc., 35 Parkwood Drive, Suite 210, Hopkinton, Massachusetts 01748, Attention: Corporate Secretary. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Exchange.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Spring Bank and its directors and executive officers and F-star and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Spring Bank in connection with the Exchange. Information regarding the special interests of these directors and executive officers in the Exchange will be included in the proxy statement/prospectus/information statement referred to above. Additional information about Spring Bank’s directors and executive officers is included in Spring Bank’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 14, 2020. These documents are available free of charge at the SEC website (www.sec.gov) and to investors and stockholders from the Corporate Secretary of Spring Bank at the address above.

Item 7.01. Regulation FD Disclosure.

Attached as Exhibit 99.1 is a copy of the joint press release issued by Spring Bank and F-star on July 29, 2020 announcing the execution of the Exchange Agreement. Spring Bank and F-star will host a joint conference call on July 30, 2020 at 7:30 a.m. Eastern Time to discuss the proposed Exchange. A copy of the slide presentation to be used during the joint conference call is attached hereto as Exhibit 99.2.

The information in this Item 7.01, including Exhibits 99.1 and 99.2 attached hereto, is being furnished, shall not be deemed “filed” for any purpose, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1*	Share Exchange Agreement, dated as of July 29, 2020, by and among Spring Bank Pharmaceuticals, Inc., F-star Therapeutics Limited and the persons listed therein.
10.1*	Form of STING Agonist CVR Agreement by and among Spring Bank, F-star, a representative of the Spring Bank stockholders prior to the Closing, and Computershare Trust Company N.A., as the Rights Agent.
10.2*

Form of STING Antagonist CVR Agreement by and among Spring Bank, F-star, a representative of the Spring Bank stockholders prior to the Closing, and Computershare Trust Company N.A., as the Rights Agent.

10.3	Form of Company Lock-up Agreement.
10.4	Form of Seller Lock-Up Agreement.
10.5	Form of Voting Agreement.

99.1	Press Release.
99.2	Presentation.

* Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SPRING BANK PHARMACEUTICALS, INC.

Date: July 30, 2020	By:	/s/ Martin Driscoll
Martin Driscoll
President and Chief Executive Officer